Exhibit 12.1

MGM Growth Properties LLC

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

	Three months ended March 31,	Year ended December 31,
	2017	2016(3)	2015(2)	2014(2)	2013(2)
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$47,930	$37,610	$(261,954)	$(246,242)	$(253,873)
Fixed charges (see below)	44,636	116,212	—	—	—

	92,566	153,822	—	—	—
Capitalized interest	—	—	—	—	—

	92,566	153,822	—	—	—

Fixed charges:
Interest expense, net	$44,636	$116,212	$—	$—	$—
Capitalized interest	—	—	—	—	—

Total fixed charges:	44,636	116,212	—	—	—

Preferred distributions	$—	$—	$—	$—	$—
Ratio of earnings to fixed charges and preferred share distributions(1)	2.07	1.32	N/A	N/A	N/A

(1)	Earnings consist of income from continuing operations before income taxes and fixed charges. Combined fixed charges and preferred distributions consist of interest, whether expensed or capitalized, amortization of debt discounts, premiums and issuance costs, and preferred distributions on securities of MGP. We had no preferred shares outstanding for any period presented.
(2)	Not applicable. MGP was formed on October 23, 2015. The financial information incorporated by reference into this registration statement sets forth the historical operations of the Company and its Predecessor, which comprised the real estate assets and related operations of the IPO Properties (which do not include Borgata) prior to the Formation Transactions. There were no fixed charges prior to the IPO date.
(3)	Information used to calculate the December 31, 2016 ratio includes income statement activity of our Predecessor from January 1, 2016 through the IPO Date.